Exhibit (d)(3)

RULES OF THE

FLUIDIGM CORPORATION

2011 EQUITY INCENTIVE PLAN

FOR Restricted Stock Unit AWARDS GRANTED TO

FRENCH PARTICIPANTS

1.	Introduction.

(a)          The Board of Directors (the “Board”) of Fluidigm Corporation (the “Company”) has established the 2011 Equity Incentive Plan, which was last amended and approved by the Company’s stockholders on August 1, 2017 (the “U.S. Plan”), for the benefit of certain eligible persons, including employees of the Company and its Subsidiaries, including its Subsidiaries in France (each, a “French Entity”), of which the Company holds directly or indirectly at least 10% of the share capital.

(b)          Section 4(b)(viii) of the U.S. Plan authorizes the Board or a committee of the Board (the “Committee”) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of qualifying for favorable tax treatment under applicable foreign laws.

(c)          The Committee has determined that it is advisable to establish specific rules for the purpose of permitting Restricted Stock Units granted to employees of a French Entity to qualify for the specific tax and social security treatment available for such grants in France. The Committee, therefore, intends to establish a sub-plan of the U.S. Plan for the purpose of granting Restricted Stock Units that qualify for the specific tax and social security treatment in France applicable to shares granted for no consideration under Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended (the “French-Qualified RSUs”), to qualifying employees of a French Entity who are residents in France for French tax purposes and/or subject to the French social security regime (the “French Participants”).

(d)          The terms of the U.S. Plan applicable to Restricted Stock Units and Performance Units, as set out in Appendix 1 hereto, will, subject to the limitations in the following rules, be incorporated into this document and together constitute the Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Restricted Stock Unit Awards Granted to French Participants (this “French Sub-Plan for RSUs”).

(e)          Under this French Sub-Plan for RSUs, French Participants will be granted Restricted Stock Units only as defined in Section 2(d) hereunder. The provisions of the U.S. Plan permitting the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock and Performance Shares are not applicable to grants made under this French Sub-Plan for RSUs.

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2.	Definitions.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the U.S. Plan. In addition, the terms set forth below shall have the following meanings for purposes of grants made under this French Sub-Plan for RSUs:

(a)          The term “Award Agreement” shall mean the written or electronic agreement, contract or other instrument or document evidencing the French-Qualified RSUs and setting forth the applicable terms and conditions. In connection with the foregoing, the Award Agreement may, but need not, be executed or acknowledged by the Company and/or the French Participant.

(b)          The term “Closed Period” which includes and applies to companies whose shares are listed on a regulated exchange market, will, in relation to French-Qualified RSUs, mean, as set forth in Section L. 225-197-1 of the French Commercial Code, as amended:

(i)          ten quotation days preceding and three quotation days following the disclosure to the public of the consolidated financial statements or the annual statements of the Company; or

(ii)         any period during which the corporate management of the Company possesses confidential information which could, if disclosed to the public, significantly impact the quotation price of the Shares, until ten quotation days after the day such information is disclosed to the public.

If the French Commercial Code is amended after adoption of this French Sub-Plan for RSUs to modify the definition and/or the applicability of the Closed Periods to French-Qualified RSUs, such amendments shall become applicable to any French-Qualified RSUs granted under this French Sub-Plan for RSUs, to the extent required or permitted by French law.

(c)          The term “Disability” means disability as defined under categories 2 and 3 of Section L. 341-4 of the French Social Security Code, as amended, and subject to the fulfillment of related conditions.

(d)          The term “Restricted Stock Units” or “RSUs” shall mean a Restricted Stock Unit Award under the U.S. Plan, pursuant to which the Company will issue to the French Participant on or shortly after the Vesting Date, as defined below, at no consideration, one Share for each Restricted Stock Unit granted to the French Participant. Dividend and voting rights will not apply until the issuance of Shares at the time of vesting of the Restricted Stock Units. French-Qualified RSUs may not be settled in cash.

(e)          The term “Vesting Date” shall mean the date on which the French Participants are entitled to receive the Shares underlying the French-Qualified RSUs. The Committee or Board may provide in the applicable award agreement that Shares underlying the French-Qualified RSUs will be issued only on a date occurring after the Vesting Date.

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3.	Eligibility to Participate.

(a)          Subject to Section 3(c) below, any French Participant who, on the date of grant and to the extent required under French law, is either employed under the terms and conditions of an employment contract (“contrat de travail”) with a French Entity or who is a corporate officer of a French Entity (subject to Section 3(b) below), shall be eligible to receive, at the discretion of the Committee or Board, French-Qualified RSUs under this French Sub-Plan for RSUs provided he or she also satisfies the eligibility conditions of the U.S. Plan.

(b)          French-Qualified RSUs may not be issued to corporate officers of a French Entity, other than the managing corporate officers (i.e., Président du Conseil d’Administration, Directeur Général, Directeur Général Délégué, Membre du Directoire, Gérant de Sociétés par actions), unless the corporate officer is employed by a French Entity, as defined by French law and is otherwise eligible to receive RSUs under the U.S. Plan. The Committee, in its discretion and in accordance with French law, may impose additional restrictions on the vesting of French-Qualified RSUs and on the holding and sale of Shares issued at vesting of French-Qualified RSUs granted to a French Participant who qualifies as a managing corporate officer of the Company as defined under French law (i.e., “mandataires sociaux” as set forth above).

(c)          French-Qualified RSUs may not be issued under this French Sub-Plan for RSUs to employees or corporate officers owning more than ten percent (10%) of the Company’s share capital or to individuals other than employees and corporate officers of a French Entity. Grants of French-Qualified RSUs under this French Sub-Plan for RSUs shall not result in any French Participant owning more than ten percent (10%) of the Company’s share capital.

(d)          The aggregate number of Shares underlying French-Qualified RSUs shall not exceed 10% of the Company’s share capital.

4.	Conditions of the French-Qualified RSUs.

(a)          Vesting of French-Qualified RSUs. The first Vesting Date of the French-Qualified RSUs shall not occur prior to the expiration of the minimum mandatory vesting period applicable to French-Qualified RSUs under Section L. 225-197-1 of the French Commercial Code, as amended, the relevant sections of the French Tax Code or the French Social Security Code, as amended. However, notwithstanding the above, in the event of the death or Disability of a French Participant, all of his or her outstanding French-Qualified RSUs may vest and the Shares underlying the French-Qualified RSUs shall become issuable as set forth in Section 5 of this French Sub-Plan for RSUs.

(b)          Holding of Shares of Common Stock. The Shares issued upon vesting of the French-Qualified RSUs granted to French Participants may be subject to a minimum mandatory holding period pursuant to Section L. 225-197-1 of the French Commercial Code, as amended, or the relevant sections of the French Tax Code and French Social Security Code, as amended, to benefit from the specific French tax and social security regime, even if the French Participant is no longer an employee or corporate officer of a French Entity, the Company or any other affiliate.

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In addition to this restriction upon the sale or transfer of Shares issued to French Participants, the Shares may not be sold or transferred during a Closed Period, so long as Closed Periods are applicable to Shares underlying French-Qualified RSUs.

(c)          French Participant’s Account. The Shares issued to a French Participant pursuant to French-Qualified RSUs shall be recorded in the name of the French Participant in an account with the Company, a broker, or in such other manner as the Company may otherwise determine to ensure compliance with applicable law, including any required holding periods.

5.	Death and Disability.

In the event of termination of a French Participant’s status as a French Participant due to death, all French-Qualified RSUs held by the French Participant at the time of his or her death (whether vested or unvested at the time of death) shall immediately become transferable to the French Participant’s heirs. The Company shall issue the underlying Shares to the French Participant’s heirs only if the heirs request such issuance within six months following the death of the French Participant. If Shares are not requested by the heirs within such six-month period, any outstanding French-Qualified RSUs will be forfeited. The French Participant’s heirs shall not be subject to the minimum mandatory holding period set forth in Section 4(b) of this French Sub-Plan, if any.

If a French Participant ceases to be employed by the Company or a French Entity by reason of his or her Disability, any French-Qualified RSUs then outstanding but not previously vested, may vest and become non-forfeitable immediately and such French-Qualified RSUs, together with any then outstanding French-Qualified RSUs that previously vested, will be settled as promptly as practicable. The French Participant shall not be subject to the minimum mandatory holding period set forth in Section 4(b) above, if any.

6.	Adjustments and Change in Capital Structure.

In the event of adjustments, dissolution, liquidation or a Change in Control asset forth in Sections 2(f) and 13 of the U.S. Plan, adjustments to the terms and conditions of the French-Qualified RSUs or underlying Shares may be made only in accordance with the U.S. Plan and pursuant to applicable French legal and tax rules.

Nevertheless, the Committee or Board, at its discretion, may determine to make adjustments in the case of a transaction for which adjustments are not authorized under French law, in which case, the RSUs may no longer qualify as French-Qualified RSUs.

Assumption or substitution of the Restricted Stock Units in the case of a corporate transaction as well as an acceleration of vesting or the holding period, if any, or any other mechanism implemented upon a corporate transaction, or in any other event, may result in the Restricted Stock Units no longer being eligible for the specific French tax and social security treatment.

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7.	Disqualification of French-Qualified RSUs.

If the terms and conditions of the outstanding French-Qualified RSUs are modified or adjusted due to any requirements under the applicable laws of incorporation of the Company, or by decision of the Company’s stockholders, the Board or the Committee, the Restricted Stock Units or underlying Shares may no longer qualify for the specific tax and social security treatment pursuant to Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended.

If the Restricted Stock Units or underlying Shares no longer qualify for the specific tax and social security treatment pursuant to Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended, the Board or Committee may, in its sole discretion, determine to lift, shorten or terminate certain restrictions applicable to the vesting or to the transfer of the Shares underlying the Restricted Stock Units which had been imposed under this French Sub-Plan for RSUs and/or in the Award Agreement delivered to the French Participant in order to achieve the specific tax treatment for French-Qualified RSUs.

In the event that any Restricted Stock Units or underlying Shares no longer qualify for the specific tax treatment pursuant to Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended, the holder of such Restricted Stock Units shall be ultimately responsible for all taxes and/or social security contributions that he or she is required to pay in connection with such Restricted Stock Units or underlying Shares.

8.	Employment Rights.

The adoption of this French Sub-Plan for RSUs shall not confer upon the French Participants or any employee of a French Entity, any employment rights and shall not be construed as a part of any employment contract that a French Entity has with its employees or create any employment relationship with the Company.

9.	Non-Transferability.

Except in the case of death and Disability, the French-Qualified RSUs shall not be assigned or transferred to any third party. In addition, the French-Qualified RSUs may vest only for the benefit of the French Participant during his or her lifetime.

10.	Interpretations.

It is intended that Restricted Stock Units granted under this French Sub-Plan for RSUs shall qualify for the specific tax and social security treatment applicable to Restricted Stock Units granted under Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax and social security laws. The terms of this French Sub-Plan for RSUs shall be interpreted accordingly and in accordance with the relevant guidelines published by French tax and social security administrations and subject to the fulfilment of legal, tax and reporting obligations, if applicable. However, certain corporate transactions, certain modifications or changes may impact the qualification of the Restricted Stock Units and underlying Shares for the specific regime in France.

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11.	Amendments.

Subject to the terms of the U.S. Plan, the Board and the Committee reserve the right to amend or terminate this French Sub-Plan for RSUs at any time in accordance with applicable French law.

12.	Effective Date and Term of the French Sub-Plan.

Grants can only be made pursuant to this French Sub-Plan for RSUs following the date of stockholder approval of the amended U.S. Plan, which was obtained on August 1, 2017. This French Sub-Plan for RSUs is adopted by the Committee on August 14, 2017, and will be effective as of such date.

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Appendix 1

Fluidigm Corporation 2011 Equity Incentive Plan

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